UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

October 25, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Standpoint Multi-Asset Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our supplemental response to your comment 5, subpart 7b, with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed August 27, 2019 for the purpose of forming a new series, the Standpoint Multi-Asset Fund (the “Fund”).

(5)	Comment: Please provide the following disclosure with respect to the controlled foreign corporation (the “CFC”):

7-Confirm to the Staff . . . b) that the CFC and its Board of Directors will agree to designate an agent for service of process in the United States . . . .

Response: The CFC agrees to designate an agent for service of process in the United States.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP